As filed with the U.S. Securities and Exchange Commission on January  28, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

CENTERPULSE AG
(Exact name of issuer of deposited securities as specified in its charter)

SWITZERLAND
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)
60 Wall Street, New York, NY 10005
Telephone (212) 602-3761
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

David S. Wise, Centerpulse USA, Inc., 12 Greenway Plaza, Suite 1000, Houston, TX 77046
(713) 561-6300
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 602-3761

             It is proposed that this filing become effective under Rule 466

                      [   ] immediately upon filing         [   ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 1/10 of one registered share of Centerpulse AG	100,000,000 American Depositary Shares	$0.05	$5,000,000	$460

(1)	Each Unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (16) and (17)

	(iii)	Collection and distribution of dividends	Paragraphs (15), (16) and (20)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (14), (16), (17) and (19)

	(v)	Sale or exercise of rights	Paragraph (15)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (15) and (18)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (23) and (24)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (19)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5) (7), (12), (19) and (26)

	(x)	Limitation upon the liability of the Depositary	Paragraph (21)

(3)	Fees and Charges		Paragraph (8)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Statement that the Centerpulse AG is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission.	Paragraph (14)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of , 2003 among Centerpulse AG, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not Applicable

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 27, 2003.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/Mike R. Hughes

Name:	Mike R. Hughes
Title:	Director

By:	/s/Clare J. Benson

Name:	Clare J. Benson
Title:	Assistant Vice President

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Centerpulse AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on January 27, 2003.

CENTERPULSE AG
By:	/s/Max Link

Name:	Max Link
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Max Link and Urs Kamber, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of January 27, 2003.

Signatures	Title

/s/Max Link	Chairman of the Board of Directors and Chief Executive
Max Link	Officer (Principal Executive Officer)

/s/Urs Kamber	Chief Financial Officer
Urs Kamber

/s/Larry L. Mathis	Director
Larry L. Mathis

/s/Steffen Gay	Director
Steffen Gay

/s/Rene Braginsky	Director
René Braginsky

/s/Johannes Randegger	Director
Johannes Randegger

/s/Rolf Watter	Director
Rolf Watter

/s/David S. Wise	Authorized Representative in the United States
David S. Wise

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page

(a)	Form of Amended and Restated Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

Exhibit (d)